                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
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                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 5 Pages
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------------------------                                ------------------------
  CUSIP No.: 35177K108                 13D                 Page 2 of 5 Pages
------------------------                                ------------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         Bankgesellschaft Berlin AG
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF                        (a)[ ]
         A GROUP                                                          (b)[ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS                                                      WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL                                    [ ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
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                         SOLE VOTING POWER                             2,404,000
    NUMBER
      OF                 -------------------------------------------------------
    SHARES               SHARED VOTING POWER                                   0
 BENEFICIALLY
     OWNED               -------------------------------------------------------
    BY EACH              SOLE DISPOSITIVE POWER                        2,404,000
   REPORTING
    PERSON               -------------------------------------------------------
     WITH                SHARED DISPOSITIVE POWER                              0

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY                                 2,404,000
         OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW                                [ ]
         (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.67%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                             BK

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                                Page 2 of 5 Pages
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         This Amendment No. 5 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 2,404,000 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $32,208,214 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 11, 1999, relating to the 1998 Annual Meeting of Stockholders of the Fund to be held on April 29, 1999 states that, as of February 9, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 2,404,000 shares of Common Stock, which constitute approximately 15.67% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

            Date            Number of Shares Purchased     Price Per Share
            ----            --------------------------     ---------------
      November 15, 1999               50,000                   14.5000
      November 16, 1999               51,200                   14.5625
       December 7,1999                10,000                   15.5625
      December 17, 1999               20,100                   15.7503
       January 7, 2000                20,000                   14.6250
      January 12, 2000                 5,000                   14.6250
      January 13, 2000                 3,000                   14.8750
      January 20, 2000                49,300                   14.6788
      January 21, 2000                 2,500                   14.8750

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                                Page 3 of 5 Pages

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         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                                Page 4 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2000                 BANKGESELLSCHAFT BERLIN AG


                                       By: /s/ Gregory L. Melville
                                          -----------------------------------
                                       Name:  Gregory L.  Melville
                                       Title: Assistant Director

                                       By: /s/ Moritz Sell
                                          -----------------------------------
                                       Name:  Moritz Sell
                                       Title: Market Strategist








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